Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption "Experts" in this Registration Statement (Form S-3) and related Prospectus of Douglas Emmett, Inc. for the registration of common stock, preferred stock, depositary shares, warrants or other rights and stock purchase contracts, and units and to the incorporation by reference therein of our reports dated February 14, 2020, with respect to the consolidated financial statements of Douglas Emmett, Inc., and the effectiveness of internal control over financial reporting of Douglas Emmett, Inc., included in its Annual Report (Form 10-K) for the year ended December 31, 2019, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Los Angeles, California

October 8, 2020